Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement No. 333-249913 on Form S-8 of the Marriott International, Inc. Puerto Rico Retirement Plan of our report dated June 22, 2023, with respect to the statements of net assets available for benefits of the Marriott International, Inc. Puerto Rico Retirement Plan as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related supplemental schedule as of December 31, 2022, which report appears in the December 31, 2022 annual report on Form 11-K of Marriott International, Inc. Puerto Rico Retirement Plan.

/s/ Mayer Hoffman McCann P.C.

Phoenix, Arizona

June 22, 2023